UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                              Advent Software, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    007974108
                                 (CUSIP Number)

                               December 31, 1999
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [ ]      Rule 13d-1(c)

         [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

CUSIP No. 007974108
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     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only). DiMarco/Harleen Revocable Revocable Living Trust, Dated 9/20/90, as amended,and Stephanie DiMarco and James Harleen, Trustees

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

              (a) .............................................................

              (b)  Wife and Husband..........................................[X]
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     3.   SEC Use Only .........................................................
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     4.   Citizenship  or Place  of  Organization  For the  Trust -  California;
          The Trustees, Stephanie DiMarco and James Harleen are U.S.citizens....
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     5.   Sole Voting Power
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     6.   Shared Voting Power  1,320,881 (1)....................................
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     7.   Sole Dispositive Power
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     8.   Shared Dispositive Power  1,320,881 (1)...............................
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     9.   Aggregate Amount Beneficially Owned by Each Reporting
          Person  1,320,881 (1)

    10.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) ...................................................

    11.   Percent of Class Represented by Amount in Row (11)  9.0%.............
--------------------------------------------------------------------------------
    12.   Type of Reporting Person (See Instructions )   OO.....................
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(1)  Includes   992,231   shares  of  Common   Stock  held  in  the  name  of
DiMarco/Harleen Revocable Living Trust, Dated 9/20/90, as amended,192,750 shares of CommonStock held in the name of DiMarco/Harleen 1996 Charitable Trust, 900 shares of Common Stock held in the name of DiMarco/Harleen 1995 Children's Trust and 135,000 shares of Common Stock issuable upon exercise of options granted to Stephanie DiMarco pursuant to the issuer's stock option plan, as to which Stephanie DiMarco has sole voting and dispositive power.

Item 1.
   (a)      Name of Issuer : Advent Software, Inc.
   (b)      Address of Issuer's Principal Executive Offices

            301 Brannan Street, San Francisco, CA 94107

Item 2.
   (a) Name of Person Filing: DiMarco/Harleen Revocable Living Trust, dated 9/20/90, as amended, and Stephanie DiMarco and James Harleen, Trustees
   (b)      Address of Principal Business Office or, if none, Residence
            301 Brannan Street, San Francisco, CA 94107
   (c) Citizenship The DiMarco/Harleen Revocable Living Trust, Dated 9/20/90, as amended, is a living trust. The Trustees, James Harleen and Stephanie DiMarco, are U. S. citizens
   (d)      Title of Class of Securities  Common Stock
   (e)      CUSIP Number  007974108

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

         NOT APPLICABLE

Item 4.  Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a)  Amount of beneficially owed:  1,320,881 (2)
   (b)  Percent of class: ___9.0%___.
   (c)  Number of shares as to which the person has:
       (i)  Sole power to vote or to direct the vote. ____N/A____.


(2)  Includes   992,231   shares  of  Common   Stock  held  in  the  name  of
DiMarco/Harleen Revocable Living Trust, Dated 9/20/90, as amended, 192,750shares of Common Stock held in the name of DiMarco/Harleen Charitable Trust, 900 shares of Common Stock held in the name of DiMarco/Harleen 1995 Children's Trust and 135,000 shares of Common Stock issuable upon exercise of options granted to Stephanie DiMarco pursuant to the issuer's stock option plan, as to which Stephanie DiMarco has sole voting and dispositive power.

(ii)  Shared power to vote or to direct the vote. __1,320,881 (3)_.
     (iii)  Sole power to dispose or to direct the disposition of. _N/A_.
      (iv)  Shared power to dispose or to direct the disposition of. 1,320,881

     Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.  Identification and Classification of Members of the Group

     If a group has filed this schedule pursuant to Rules 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of Group

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


(3)  Includes   992,231   shares  of  Common   Stock  held  in  the  name  of
DiMarco/Harleen Revocable Living Trust,Dated 9/20/90, as amended, 192,750 shares of Common Stock held in the name of DiMarco/Harleen Charitable Trust, 900 shares of Common Stock held in the name of DiMarco/Harleen 1997 Children's Trust and 135,000 shares of Common Stock issuable upon exercise of options granted to Stephanie DiMarco pursuant to the issuer's stock option plan, as to which Stephanie DiMarco has sole voting and dispositive power.

Item 10.  Certification

   (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

   (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.




                                                       February 14 , 1999
                                                --------------------------------
                                                             Date

                                            /s/ James Harleen on behalf of the
                                                DiMarco/Harleen Revocable
                                                Living Trust, dated 9/20/90, as
                                                amended,  DiMarco/Harleen
                                                Charitable Trust,  DiMarco/
                                                Harleen  1995 Children's Trust
                                                in his capacity as a Trustee of
                                                said Trusts

                                            /s/ Stephanie DiMarco, individually,
                                                and on  behalf  of the  DiMarco/
                                                Harleen Revocable Living Trust,
                                                dated 9/20/90,  as amended,
                                                DiMarco/Harleen  Charitable
                                                Trust,  DiMarco/Harleen  1995
                                                Children's  Trust in her
                                                capacity as a Trustee of said
                                                Trusts

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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